March 19, 2004
Our Ref. No. 20039291130
Gartmore Mutual Funds, *et al.*
File No. 811-08495

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated March 18, 2004 requests our assurance that we would not recommend enforcement action to the Commission under Section 15(a) of the Investment Company Act of 1940 (the "1940 Act") against Gartmore Mutual Fund Capital Trust ("GMFCT") and Gartmore Global Asset Management Trust ("GAMT," and together with GMFCT, the "Advisers") if Gartmore Mutual Funds ("Gartmore Mutual") and Gartmore Variable Insurance Trust ("Gartmore Variable," and together with Gartmore Mutual, the "Trusts") implement proposed fulcrum fee arrangements without obtaining shareholder approval.

BACKGROUND

You state that each Trust is a registered open-end management investment company under the 1940 Act. Each Trust has entered into an investment advisory agreement with an Adviser (an "Agreement") in accordance with the provisions of Section 15 of the 1940 Act. Under the terms of the Agreements, each series of a Trust (a "Fund") pays an asset-based advisory fee to its Adviser.

You represent that the Funds and their respective Advisers have proposed to modify the Agreements by adopting lower base fees and implementing fulcrum fees such that the interests of the Advisers are more closely aligned with the interests of the Funds (the "Arrangement").[1] You represent that the fulcrum fees will be implemented to comply with all of the requirements of Section 205(b)(2) of the Advisers Act and Rules 205-1 and 205-2 thereunder.

You provide the following hypothetical example to illustrate the proposed Arrangements:

Current advisory fee	0.95%
New base fee	0.85%
New fulcrum fee	up to ± 0.10%
Maximum advisory fee for over performance	0.95%
Minimum advisory fee for under performance	0.75%

[1] A fulcrum fee generally involves averaging the investment adviser's fee over a specified period, and increasing and decreasing the fee proportionately with the investment performance of the fund in relation to the investment record of an appropriate index of securities prices. *See* Section 205(b)(2) of the Investment Advisers Act of 1940 (the "Advisers Act")).

You state that, accordingly, under performance would reduce the advisory fee and over performance would provide for an advisory fee up to a maximum that is equal to the currently approved fee levels. You represent further that, pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will never exceed the current rate of the advisory fee that is paid by that Fund. You also represent that, pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will be (1) increased by over performance, and (2) reduced by under performance.

In addition, you represent that each Agreement (as amended to describe the Arrangement) will be entered into in accordance with the provisions of Section 15 of the 1940 Act, other than being approved by the vote of a majority of applicable Fund's outstanding voting securities. You also represent that each Trust's board of trustees, including all of the trustees who are not interested persons (as defined by Section 2(a)(19) of the 1940 Act) (the "Board"), has determined that the Arrangement would be in the best interests of the applicable Fund and has approved the implementation of the Arrangement. In addition, you represent that the Arrangement would not result in any decrease or modification in the nature or level of services that an Adviser provides to a Fund. You represent further that each Board approved the Arrangement in order to improve the quality of services that an Adviser provides to a Fund by aligning the Adviser's interests more closely with the Fund's interests.[2]

ANALYSIS

Section 15(a) of the 1940 Act provides generally that no person may serve as an investment adviser to a registered investment company except pursuant to a written contract that, among other things, has been approved by the vote of a majority of the company's outstanding voting securities. Any material change to an existing advisory contract creates a new advisory contract that must be approved in accordance with Section 15(a). Section 15(a) is designed to give fund shareholders a voice in a fund's investment advisory contract.[3]

You propose to allow the Advisers and the Trusts to implement fulcrum fees under the Arrangement without obtaining the prior approval of a majority of each Fund's outstanding voting securities.[4] You contend that the staff has granted relief in situations that were very

[2] You also represent that each Fund will provide appropriate notice about the Arrangement to its existing and prospective shareholders.

[3] *See* Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 28, 1998) (proposing amendments to Rule 15a-4 under the 1940 Act). Section 15(a) is also designed to prevent trafficking in fund advisory contracts. *Id.*

[4] Section 205(a)(1) of the Advisers Act generally prohibits any investment adviser from entering into an investment advisory contract that provides for compensation to the investment adviser on the basis of a share of capital gains upon or capital appreciation of the funds or any portion of the

(continued)

similar to the situation that you present. Fox example, the staff has agreed not to recommend enforcement action against an investment adviser under Section 15(a) if, without prior shareholder approval, a fund's investment advisory contract was amended to reduce the fee paid under the contract,[5] provided that the proposed fee reduction would not decrease or modify the nature or level of services that the investment adviser provides to the fund.

You represent that, pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will never exceed the current rate of the advisory fee that is paid by that Fund. You also represent that, pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will be (1) increased by over performance, and (2) reduced by under performance. In addition, you represent that the Arrangement would not result in any decrease or modification in the nature or level of services that an Adviser provides to a Fund. You represent further that each Board approved the Arrangement in order to improve the quality of services that an Adviser provides to a Fund by aligning the Adviser's interests more closely with the Fund's interests.

You also contend that requiring the approval of the shareholders of a Fund under the circumstances presented in your letter would serve little purpose and would impose a significant, needless expense on the Funds and their shareholders. You argue that the majority of shareholders of each Fund would approve of the Arrangement. You further represent that each Fund will provide appropriate notice about the Arrangement to its existing and prospective shareholders.

Based on the foregoing facts and representations, we would not recommend enforcement action to the Commission under Section 15(a) of the 1940 Act against the Advisers if the Trusts implement the Arrangements without obtaining shareholder approval. Our position is based particularly on your representations that:

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funds of a client. Section 205(b)(2) of the Advisers Act, however, permits an investment adviser to a registered investment company (and certain other persons) to charge, subject to certain requirements, a fulcrum fee. Section 205(b)(2) was designed to align, as nearly as possible, the interests of an investment adviser and an investment company by correcting imbalances in incentive fee arrangements. Investment Company Act Release No. 316 (April 6, 1972) (adopting Rule 205-1 under the Advisers Act, which defines "investment performance" and "investment record" for purposes of Section 205(b)(2) of the Advisers Act).

[5] The R.O.C. Taiwan Fund (pub. avail. Feb. 11, 2000); Washington Mutual Investors Fund, Inc. (pub. avail. May 14, 1993); and Limited Term Municipal Fund, Inc. (pub. avail. Nov. 17, 1992). *See also* Franklin Templeton Group of Funds (pub. avail. July 23, 1997) (providing no-action relief so that a fund could amend its investment advisory agreement to remove certain fund administration responsibilities and transfer them to separate fund administration agreements with one or more affiliated administrators).

- each Agreement (as amended to describe the Arrangement) will be entered into in accordance with the provisions of Section 15 of the 1940 Act, other than being approved by the vote of a majority of applicable Fund's outstanding voting securities;

- each Board approved the Arrangement in order to improve the quality of services that an Adviser provides to a Fund by aligning the Adviser's interests more closely with the Fund's interests;

- the Arrangement would not result in any decrease or modification in the nature or level of services that an Adviser provides to a Fund;

- pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will never exceed the current rate of the advisory fee that is paid by that Fund;

- pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will be (1) increased by over performance, and (2) reduced by under performance; and

- each Fund will provide appropriate notice about the Arrangement to its existing and prospective shareholders.

This letter expresses the Division's position on enforcement action only and does not purport to express any legal conclusion on the issues presented. Any different facts or representations may require a different conclusion.

John L. Sullivan
Senior Counsel

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 600
Washington, DC 20036
Telephone (202) 822-9611
Fax (202) 822-0140
www.stradley.com

March 18, 2004

Via Courier

Investment Company Act of 1940 – Section 15(a)

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Gartmore Mutual Funds and Gartmore Variable Insurance Trust

Dear Mr. Scheidt:

The purpose of this letter is to request assurance that the staff of the Division of Investment Management will not recommend enforcement action to the U.S. Securities and Exchange Commission ("Commission") under Section 15(a) of the Investment Company Act of 1940, as amended ("1940 Act") against Gartmore Mutual Fund Capital Trust and Gartmore Global Asset Management Trust (the "Advisers") if Gartmore Mutual Funds and Gartmore Variable Insurance Trust (each a "Trust," and collectively the "Trusts") implement a proposed fulcrum fee arrangement (the "Arrangement") without first obtaining shareholder approval. Under the Arrangement, the current asset-based advisory fees charged to the Funds would be revised to a lower base fee and new fulcrum fees would be assessed in such a manner that the overall advisory fees would be less than or equal to the current advisory fee levels. Thus, at no time would the Arrangement result in any increase in current overall advisory fees for any Fund.

For the reasons discussed below, we believe that the Arrangement is consistent with prior staff positions in this area. Consequently, we request that the staff grant no-action relief with respect to the Arrangement.

Background

Each Trust is a registered open-end management investment company under the 1940 Act. Each Trust has entered into an investment advisory agreement (the "Agreement") with an Adviser in accordance with provisions of Section 15 of the 1940 Act. Under the terms of the Agreements, each series of the Trust (a "Fund"), pays an asset-based advisory fee to the respective Adviser.

The Funds and their respective Advisers have proposed to modify the Agreements by adopting lower base fees and implementing fulcrum fees such that the interests of the Funds' advisers are more closely aligned with the interests of the Funds. The fulcrum fee will be implemented to comply with all of the requirements of Section 205(b)(2) of the Advisers Act and Rules 205-1 and 205-2 thereunder. The Agreements will also be amended to precisely describe the Arrangement.

Specifically, the Arrangement would lower the base fee and add a fulcrum fee. Together, the base fee with the fulcrum fee will never exceed the current advisory fee levels. The following hypothetical example illustrates the Arrangement:

Fund X

Current advisory fee	**0.95%**
New base fee	0.85%
New fulcrum fee	up to ±0.10%
Maximum advisory fee for over-performance	**0.95%**
Minimum advisory fee for under-performance	0.75%

Accordingly, under-performance would further reduce the advisory fee and over-performance would simply provide for an advisory fee up to a maximum that is equal to the currently approved fee levels. The Arrangement would not result in any reduction in the nature, quality or quantity of advisory services to the Funds. Pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will never exceed the current rate of the advisory fee that is paid by that Fund. In addition, pursuant to the Arrangement, the rate of the advisory fee that will be paid by a Fund will be (1) increased by over-performance, and (2) reduced by under-performance.

Each Agreement (as amended to describe the Arrangement) will be entered into in accordance with the provisions of Section 15 of the 1940 Act, other than being approved by the vote of a majority of applicable Fund's outstanding voting securities. Each Trust's Board of Trustees, including all of the trustees who are not interested persons (as defined by Section 2(a)(19) of the 1940 Act)(the "Board"), has determined that the Arrangement would be in the best interests of the applicable Fund and has approved the implementation of the Arrangement at a meeting called for this purpose. The Agreements are being amended accordingly. Each Fund will provide appropriate notice about the Arrangement to its existing and prospective shareholders. The Arrangement will not result in any decrease or modification in the nature or level of services that an Adviser provides to a Fund. Each Board has approved the Arrangement in order to improve the quality of services that an Adviser provides to a Fund by aligning the Adviser's interests more closely with the Fund's interests.

Analysis

Section 15(a) of the 1940 Act was designed to provide investment company shareholders with a voice in the selection of an investment company's investment adviser as well as the terms under which the investment adviser should manage the company. Specifically, the section provides that it

> shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract ... has been approved by the vote of a majority of the outstanding voting securities of such registered company and ... precisely describes all compensation to be paid thereunder.

Any material change in an advisory contract, such as modifying the amount of compensation paid thereunder, generally would require shareholder approval under Section 15(a).

Notwithstanding this result, the staff previously granted no-action relief on several occasions under Section 15(a) where an advisory agreement was amended without obtaining shareholder approval in such a manner that the level of compensation paid to the investment adviser was reduced.[1] The staff has always conditioned its no-action relief on representations that the investment adviser would not reduce the nature, quality or quantity of its services, and that its obligations would remain the same in all respects.[2]

The staff also typically noted the following representations in its responses, although the responses were not specifically conditioned on these representations:

- The proposed arrangement will permanently amend the advisory agreement;
- The asset-based fees under the proposed arrangement would be less than the current fee levels;

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[1] *Washington Mutual Investors Fund, Inc.* (pub. avail. May 14, 1993) ("*Washington Mutual*"); *Limited Term Municipal Fund, Inc.* (pub. avail. Nov. 17, 1992) ("*Limited Term*"). *See also, USAA Mutual Fund, Inc.* (pub. avail. Jan. 30, 1992) (permitting amendment to advisory agreement to reduce advisory fee level prior to shareholder approval where the investment adviser represented that it would use its best efforts to obtain shareholder approval within a one-year period).

[2] *Washington Mutual.*

- The board of directors, including a majority of directors who are not interested persons, will approve the proposed arrangement before it becomes effective; and

- Shareholders will be notified of the proposed arrangement by delivery of a revised prospectus or prospectus supplement within a reasonable time period before or after the advisory fee reduction takes effect.

We also note that the staff previously granted no-action relief in *Franklin Templeton Group of Funds* (pub. avail. July 23, 1997) where a fund's investment advisory agreement was amended without shareholder approval but did not involve a reduction in the advisory fee. In that letter, the advisory agreements were restructured so that the adviser would no longer be required to provide administration services. The staff conditioned the no-action relief on the representation that the amendment to the advisory agreements would not result in any decrease in the nature or level of the advisory or administration services, and on representations that the total mix of advisory and administration services fees payable would not be increased.[3]

We believe that the Arrangement is consistent with the terms and conditions of the staff's prior no-action letters in this area. The Arrangement would not result in any reduction in the level or quality of the advisory services provided. The Agreements would be amended in accordance with the provisions of Section 15 of the 1940 Act, other than the shareholder approval requirement, to precisely describe the new fee. Each Fund will provide appropriate notice about the Arrangement to its existing and prospective shareholders. The only difference between the circumstances of the prior no-action letters and the Funds' proposed amendments to the Agreements is the implementation of a fulcrum fee. We do not believe that the implementation of a fulcrum fee, as described above, is a basis to deny no-action relief.

We also believe that the Arrangement is consistent with the staff's rationale in the prior no-action letters. The rationale for the staff's position in the prior no-action letters was based on the recognition that "a majority of an investment company's outstanding voting securities always would approve a proposed advisory contract amendment that had no effect other than to reduce the percentage of the company's assets to be paid to the adviser."[4] Therefore, the staff concluded that, "to call a shareholder meeting for the sole purpose of approving the advisory contract amendment under these circumstances needlessly would cause the Portfolio's shareholders to incur solicitation expenses, and could cause the Portfolio to forgo temporarily an advisory fee reduction by delaying the amendment's effective date."[5]

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[3] The staff in *Franklin* also relied on representations that the amendments to the advisory agreement related to the provision of administration services, rather than advisory services.

[4] *Limited Term.*

[5] *Id.*

We believe the same underlying rationale applies to the Arrangement. As discussed above, the Arrangement involves the lowering of the current advisory fees to a lower base fee and the implementation of a fulcrum fee. Together, the new base fee with the fulcrum fee will never exceed current advisory fees levels. Moreover, the fulcrum fees would more closely align the interests of both the Funds and their investment advisers. Consequently, we believe that the majority of shareholders of each of the Funds would approve of the Arrangement and, therefore, that a shareholder meeting for the sole purpose of approving the proposed amendments to the Agreements under these circumstances would serve little purpose and would impose a significant, needless expense on the the Funds and their shareholders, and could cause the Funds to forgo possible fee reductions by delaying the amendment's effective date.

Conclusion

Based on the foregoing, we hereby request that the staff of the Division of Investment Management advise us that no action will be recommended to the Commission under Section 15(a) of the 1940 Act if the Agreements are amended in the manner described without seeking the vote of each respective Fund's shareholders.

If the staff requires any further information in connection with this request, or believes it would be helpful to discuss any of these points, please call me at (202) 419-8407 or Katy Mobedshahi at (202) 419-8402.

Sincerely,

Stradley Ronon Stevens & Young, LLP

Lawrence P. Stadulis by KH

Lawrence P. Stadulis